Gary R. Henrie
Attorney at Law
486 W. 1360 N.                                                                                                                                                                                                                                                                                                                                                                                                                             Telephone:  801-310-1419
American Fork, UT  84003                                                                                                                                                                                                                                                                                                                                                                                                   E-mail:  grhlaw@hotmail.com

November 10, 2014

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549

Re:           Growblox Sciences, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 6, 2014
File No. 333-197646

Dear Mr. Schwall:

As securities counsel to Growblox Sciences, Inc. (the “Company”), I have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated October 21, 2014, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1.  Each comment is reproduced below in bold italics and followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to prior comment 4, and reissue such comment in part.  Please revise your prospectus cover page to clarify the transactions that you intend to register pursuant to this registration statement.  In that regard, we note your disclosure that you are registering outstanding shares and shares that underlie warrants.  Please revise to clarify whether you are registering the resale of such shares.

Response:  In response to comment 1 we have added disclosure to the prospectus cover page clarifying the transactions we intend to register pursuant to the registration statement.

2.      If you are registering the resale of 29,700,000 shares of common stock, we note that such amount constitutes a significance percentage of your public float.  We also note your revised disclosure under “Selling Stockholders” beginning on page 27 regarding your selling stockholders that are registered broker-dealers or affiliated with registered broker-dealers.  Please provide us with a detailed legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling stockholders are actually underwriters selling on behalf of the issuer.  This analysis should include, but not be limited to, an explanation of all material relationships between the registrant and the selling stockholders, and whether there were any agreements between registrant and any of the stockholders regarding the distribution of the shares.  For guidance in distinguishing secondary offerings from primary offerings, please refer to Question 612.09 of the Divisions’ Compliance and Disclosure Interpretations for Securities Act rules, which is available on our website.  In the alternative, please revise your disclosure to fix the offering price of the securities for the duration of the offering by the selling stockholders, and to state that each of the selling stockholders is a statutory underwriter.

Response:  In response to comment 2, see Memorandum attached to this letter.

3.      We note your response to prior comment 3 that you have not included the shares held by Mr. Ellins that have been issued but do not vest until a certain milestone is reached.  Please revise to describe such milestone.  In addition, please provide a detailed analysis under Rule 13d-3 of the Exchange Act as to why you believe that Mr. Ellins does not beneficially own such shares.

Response: The ownership table on page 26 now shows Craig Ellins as the beneficial owner of the 4,000,000 shares that will be issued to him upon the filing of two additional provisional patent applications for technology inside the GrowBLOX Controlled Environment Agricultural Chamber.  We made the change upon determining that Exchange Act Rule 13d-3(d)(1)(i) is broad enough to include the shares as being beneficially owned by Mr. Ellins since it is possible that the milestone could be reached and the shares issued within the next 60 days.

Risk factors, page 9

4.      We note your response to prior comment 10.  Please advise as to why you did not add risk factor disclosure regarding the dilutive effect of outstanding convertible notes, including those notes referenced under “Legal Proceedings” on page 23.

Response:  Our failure to add risk factor disclosure regarding the dilutive effect of certain notes in connection with our responses to prior comment 10 was an oversight on our part.  We have now corrected this by adding disclosure in the last risk factor on page 12.  We advise the staff supplementally that convertible notes issued by the Company that formerly were part of the capital structure of the Company have now all been converted into common shares and no longer present a dilution risk for other shareholders.
.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

General

5.      Please review the financial information throughout your filing for clerical accuracy and internal consistency.  For example, the tabular disclosure on pages 16 does not appear to be mathematically accurate and the net loss recognized for the period ended June 30, 2014 appears to be shown as net income.  This comment also applies to your financial statements and footnotes.

Response:  In response to comment 5 the Company made changes on page 16 of the Form S-1 Amendment No. 2.

Plan of Operations, page 14

6.      We note your response to prior comment 12 that GB Nevada Partners LLC owns 45% of GB Sciences Nevada, LLC.  Please disclose any other material relationship or affiliation between (1) you, your officers or directors and (2) GB Nevada Partners LLC.  In that regard, we note that Messrs. Hammer and Meservey signed the operating agreement of GB Sciences Nevada LLC on behalf of GBS Nevada Partners LLC, and are also identified in your selling stockholder table.

Response:  In response to comment 6 the Company added disclosure to the fourth paragraph under the heading “Plan of Operations” on page 14.

Business, page 19

Related Party Transaction, page 22

7.      Disclosure in your filing states that you issued 12,500,000 restricted shares of your common stock for assets to be used in the production and use of cannabis, but that it was “difficult or impossible to assign a realistic value to the transaction.”  In light of this statement, please describe your basis for recording the acquisition of these assets.

Response:  The Company has modified the disclosure to clarify the basis for recording the assets was SAB Topic 5(G), Transfers of Nonmonetary Assets by Promoters or Shareholders.  The assets were therefore valued at the shareholder’s basis.

Markets, page 20

8.      Please update your disclosure regarding the status of your application to the State of Nevada.  In that regard, you state on page 20 that the application will be submitted in August 2014.

Response: In response to comment 8 the Company added disclosure on page 20 of the Form S-1 Amendment No. 2.

Management, page 23

9.      We note your response to prior comment 15, and reissue such comment in part.  For Mr. Ellins and Dr. Small-Howard, please revise to identify his or her principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

Response:  The information on pages 23 and 24 regarding Mr. Ellins and Dr. Small-Howard have been revised as requested.

Selling Stockholders, page 27

10.      Please revise your disclosure to indicate the nature of any position, office or other material relationship which the selling security holder has had within the past three years with you or any of your predecessors or affiliates.  In this regard, we note that James D. Hammer and James M. Meservey are members of GBS Nevada Partners LLC.  See Item 507 of Regulation S-K.  We also make reference to comment 6 herein.

Response:  In response to comment 10 the Company added disclosure on page 28 of the Form S-1 Amendment No. 2.

Exhibits

11.      Please file or incorporate by reference your March 2014 asset purchase agreement with Mr. Ellins.

Response: Agreement listed in the Amendment No. 2 Exhibit index as Exhibit 10.5 and incorporated by reference to Form 8-K/A filed on March 19, 2014.

Exhibit 23.1

12.      The consent from your independent accountant filed with the amendment does not appear to appropriately reference the periods for which assurance is provided and makes reference to a qualified audit opinion.  Please file a revised consent with your next amendment.

Response: Revised consent filed with Amendment No. 2.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Securities Counsel to the Company

MEMORANDUM

DATED: November 10, 2014

Re:           Growblox Sciences, Inc. (the “Company” or “Issuer”)
Registration Statement on Form S-1 (the “Registration”)
File No. 333-197646

Issue:  Whether the sale of shares by selling shareholders should be regarded as a secondary offering which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling stockholders are actually underwriters selling on behalf of the issuer.

FACTS

1.           Prior to 2014, the Company for many years had been engaged in the oil and gas business.  However, under the leadership of its then CEO Steven Weldon, the Company determined to diversify its business operations and acquire assets relative to the emerging cannabis industry.  During January, February and the first half of March, 2014, the Company searched for and negotiated for the acquisition of assets relative to the production and sale of cannabis.  On March 13, 2014, the Company acquired such assets (the “Assets”).

2.           In connection with the acquisition of the Assets, the Company knew it would need to raise working capital to develop the assets.  During the time the Company was searching for and negotiating for the Assets, it was also seeking out and negotiating with a placement agent (the “Placement Agent”) who would be interested in raising money for the Company through a private placement of the Company’s common shares.

3.           On March 11, 2014, the Company entered into an agreement with the Placement Agent to raise money for the Company on a best efforts basis (the “Offering”).  The Placement Agent agreed to offering terms that would make it likely the Placement Agent would be successful in raising the money since the Placement Agent’s compensation was based exclusively on the amount of money raised.

4.           Under the terms of the Offering, investors could purchase units for $0.50 each.  Each unit consisted of one share of common stock, one warrant to purchase one share of common stock for $1.00 and one warrant to purchase one share of common stock for $2.00.  The units were purchased by entering into a subscription agreement whereby the investors acknowledged they were purchasing for their own account.

5.           In the Offering, the investors also received registration rights (the “Registration Rights”) whereby within 90 days of the close of the Offering, the Company would file a registration statement on Form S-1 for the registration for resale of the common shares that constituted a part of the units and for the issuance and resale of the common shares that would be issued upon the exercise of the warrants.

6.           Under the terms of the Offering, the Placement Agent would receive a 10% cash commission on money raised, a cost reimburse fee equal to 3% of the money raised, warrants to purchase shares of common stock in an amount equal to the number of units sold at the exercise price of $0.55 per share, and other warrants equal to 10% of the warrants issued in the Offering on the same terms and conditions as those warrants.

7.           The Company had no prior business or other relationship with the Placement Agent nor with any of the Placement Agent’s employees or associated agents.

8.           The Placement Agent raised the full $5,000,000 allowed in the Offering.  Some of the units purchased were purchased by agents associated with Placement Agent.  The Placement Agent had the right to allow its own agents to participate in the Offering, which participation took place without the knowledge of the Company and without the involvement of the Company.  The Company would learn that some of the investors in the Offering were agents of the Placement Agent after the fact.

9.           In addition to raising money, the Company knew that to be successful in the cannabis industry under its business plan, the Company would need to be successful in acquiring a license or licenses in the various states in which it would operate to produce and/or distribute cannabis product.

10.           The Company decided to pursue licenses in Nevada and knew the licensing process in Nevada would be competitive and that it needed a subsidiary, GB Sciences Nevada LLC, through which the licenses would be applied for.   The Company knew Nevada favored local applicants and desired an affiliated business that had members local to Nevada.

11.           The Company selected GBS Nevada Partners LLC to be a 45% owner in GB Sciences Nevada LLC.  This selection was based upon GBS Nevada Partners LLC having members local to Nevada whose participation would strengthen the licensing applications and not bring a negative influence to the applications.

12.           Some of the members of GBS Nevada Partners LLC became investors in the Offering because they thought it would be a good investment.  The Company was indifferent to the involvement of members of GBS Nevada Partners LLC in the Offering.

13.           All of the investors in the Offering are selling stockholders in the Registration.  This is because of their Registration Rights received in the Offering.

14.           The Company does not have any agreements or business relationships with the Placement Agent or any of its agents other than the agreement to raise money in the Offering and now the relationship that exists because some of the agents are shareholders of the Company, have Registration Rights and hold warrants.

15.           Other than the relationship that now exists because some of the members of GBS Nevada Partners LLC are shareholders of the Company, have Registration Rights and hold warrants, the Company does not have any agreements or business relationships with those members other than the joint effort to conduct the business of GB Sciences Nevada LLC which includes obtaining licenses to grow and distribute cannabis product in the state of Nevada.

16.           None of the selling stockholders are officers, directors, 10% shareholders or otherwise controlling persons or under common control with the Company.

ANALYSIS

It is important to identify whether a purported secondary offering is really a primary offering because the selling stockholders are actually underwriters selling on behalf of an issuer.  See Question 612.09 of the Divisions’ Compliance and Disclosure Interpretations for Securities Act Rules.  Some of the factors to be considered in making the decision include:  (1) who receives the proceeds from the sale of the securities being registered; (2) how long the selling stockholders have held the securities; (3) the circumstances under which the selling stockholders received the securities; (4) the amount of the securities involved; (5) whether the sellers are in the business of underwriting securities; and (6) whether under all of the circumstances it appears that the seller is acting as a conduit for the issuer. See Ibid.

We also receive guidance from the definition of an underwriter set forth Section 2, Subsection (11) of the Securities Act of 1933 which reads:

The term “underwriter” means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking,  or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of  the  usual  and customary distributions’ or sellers’ commission.  As used in this paragraph the term “issuer” shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under  direct or indirect common control with the issuer.

In this analysis, note the following:

First:  The Company will receive no proceeds from the sale of the registered securities.  It will receive the exercise price of any warrants exercised but this is common to a warrant arrangement.  Pursuant to the customary operation of security’s law, the exercise of a warrant does not make the warrant holder an underwriter of the issuer of the warrant.

Second:  The shares being registered and the associated warrants were held for approximately 90 days prior the filing of the Registration.  This was due to the contractual arrangement between the Company and the selling stockholders relative to the Registration Rights.

Third:  The selling stockholders received the securities pursuant to a private offering of the Company pursuant to standard terms and conditions of offerings of that type.

Fourth:  As the Staff has indicated, the Registration is for a large number of securities.  However, the Registration is relative to Registration Rights obtained in the Offering.  The Company had determined that it was necessary to sell in the Offering that number of shares and warrants in order to obtain the money necessary to further the business plan of the Company.

Fifth:   Even though some of the selling stockholders are broker-dealers or associated with broker-dealers, that association is by happenstance and not an indication that those affiliations will be used in behalf of the Company as a result of the Registration.

Sixth:  There is no indication from the facts that the selling shareholders obtained securities from the Company with a view to further distribute the securities for the benefit of the Company.

Seventh:  None of the selling shareholders are control persons relative to the Company.

CONCLUSION

The selling stockholders in the offering are not underwriters for the Company and therefore the Registration is a secondary offering of securities for the selling stockholders.  While the registration is for a large number of shares and some of the selling stockholders have ties to the broker-dealer industry, these incidents have justifiable explanations and all circumstances considered it appears the selling stockholders are not acting as a conduit for the Company.